

Mail Stop 3720

September 11, 2008

William L. Sklar
President
Integrated Media Holdings, Inc.
12000 Westheimer, Ste. 340
Houston, TX 77077-6531

> **RE:** **Integrated Media Holdings, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed April 2, 2008**
> **File No. 1-16381**

Dear Mr. Sklar:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please note that, although you provided a table of contents within the preliminary information statement, none of the pages were numbered. Accordingly, our comments are tied to the section headers. Please include page numbers in your next revised information statement.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comments two and seven from our letter dated March 7, 2008, and the disclosure added to the section entitled "outstanding shares and voting rights at January 19, 2008." The added disclosure does not

match the letter to shareholders asserting that 17,588 common and 2,926,787 preferred shares held by the majority of the Series A Preferred consented to the actions. The shares in the table appear to account for approximately only 23% of the number of shares of outstanding preferred stock. As a result, it is not clear how the actions presented were authorized on January 19, 2008 by the beneficial owners of a majority of the Series A Preferred, as you state in the letter to shareholders. Please revise or advise.

2. Please clarify throughout the information statement whether you intend to effect the reverse merger prior to the reincorporation or whether you intend to accomplish the reverse merger through the exchange ratio of one share of Arrayit for each 30 outstanding shares of common stock of the company.

3. We note that you entered into the merger agreement on February 5, 2008 and the amendment to the merger agreement on February 11, 2008. Please amend your Form 10-Q for the quarter ended March 31, 2008 to file these agreements as exhibits. Refer to Regulation S-K Item 601(a)(4).

4. We note that you did not provide the representation requested in our letter dated March 7, 2008. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

5. Please note that the Commission adopted a new system of disclosure rules for smaller reporting companies. The new rules were effective February 4, 2008 and

replace the disclosure requirements formerly in Regulation S-B, which applied to "small business issuers." Under the new rules, you had the option to file your annual report for a fiscal year ending December 31, 2007 on Form 10-KSB or the standard Form 10-K. However, you were required to file all quarterly and annual reports after the 2007 Form 10-KSB on Form 10-Q or Form 10-K instead of the "SB" forms. Please confirm that you will file all future periodic reports on Form 10-Q and Form 10-K. Note that, if you qualify as a "smaller reporting company," you have the option to use the new scaled Regulation S-K requirements when filing your periodic reports. Refer to "Smaller Reporting Company Regulatory Relief and Simplification," Release No. 33-8876 (Dec. 19, 2007).

Notice of Action To Be Taken…

6.   Please revise the notice to stockholders so that it does not appear that the actions have already taken place.

Questions and Answers

7.   Provide questions and answers regarding the following aspects of the actions approved by consent:

- How the actions are related to the company's merger with TeleChem International, Inc.

- How the reincorporation will result in an increase in authorized shares of common stock and preferred stock.

- The number of shares that will be outstanding after the reincorporation, reverse stock split, increase in authorized shares and conversion of all outstanding shares of convertible preferred stock and all outstanding notes, bonds and indentures.

- The impact on current shareholder's relative ownership interests of the reincorporation, reverse stock split, increase in authorized shares and conversion of all outstanding shares of convertible preferred stock and all outstanding notes, bonds and indentures.

Recent Change in Control of the Company

8.   It appears that the certificate of designation for the Series C Convertible Preferred, as provided in Exhibit A to the February 11, 2008 amendment to the merger agreement, provides for only 100,000 shares of Series C Preferred. Additionally, the February 11, 2008 amendment to the merger agreement provides

for only 100,000 shares of Series C Preferred to be issued as merger consideration.

However, you disclose that you issued 103,143 shares of Series C Preferred as merger consideration. Please advise us as to the basis for issuing the additional shares of preferred stock, and the parties to which you issued the shares. Amend your Form 10-Q for the quarter ended March 31, 2008 to file as exhibits the certificate of designation for the Series C Preferred and amended articles of incorporation. Refer to Regulation S-K Item 601(b)(3).

Information Regarding Beneficial Ownership of Principal Shareholders, Directors and Management

9.   We note your response to comment five from our letter dated March 7, 2008. Please disclose the current beneficial ownership of each class of the company's voting securities rather than the beneficial ownership of the company's common stock as of February 21, 2008, the effective date of the merger with TeleChem, assuming the conversion of the Series C Preferred, 8% senior secured convertible preferred notes and promissory notes. Provide a separate table that shows the beneficial ownership of each class of the company's voting securities assuming that the reincorporation, reverse stock split and related conversions are consummated.

10.   We note your response to comment six from our letter dated March 7, 2008, and the revised beneficial ownership table. It is not clear how the table reflects disclosure with respect to each class of voting securities, including, but not limited to the fact that that the voting percentages supplied for the Series C Preferred appear to reflect less than 100% and the 2,926,787 shares of Series A Preferred listed as being held by SovCap Equity Partners are not reflected in the table. Moreover, when such number of Series A Preferred is added to the number of Series A Preferred represented by the holdings of WEM and Briarpatch, the total is more than that which you disclose to be outstanding for Series A as a whole (3,814,189 vs. 3,810,242). Please advise and revise.

11.   Please supply the footnote references associated with the text to footnotes 5 and 7.

12.   We note your response to comment seven from our letter dated March 7, 2008. Provide all the disclosure required by Instruction 7 to Item Regulation S-K Item 403 with respect to custodian agreement(s) you reference in footnote (1) to the table. In addition, discuss the reasons for the custodial agreements.

13.	We note footnote 1 with respect to the shares held by William Sklar. Mr. Sklar does not appear on either of the custodial agreements supplied with your last response letter. Please advise and provide a copy of any custodial agreement related to Mr. Sklar's shares.

Effect of the Reverse Stock Split

14.	Disclose the number of shareholders that will be closed out after the reverse stock split because they will hold less than one share after the split is effected. Disclose the number of shareholders that will remain upon the effectiveness of the reverse stock split.

15.	We note the statement contained in the recitals of the February 11, 2008 amendment to the February 5, 2008 merger agreement that the merger agreement itself contemplates the conversion of all outstanding notes, bonds, and debentures, as well as outstanding shares of convertible preferred stock. We were unable to locate any sections in the merger agreement relating to such conversions. Please advise. Disclose why all of these outstanding securities are being converted. File any agreements regarding these conversions as exhibits to the relevant periodic report to the extent you have not done so already.

16.	Provide a separate subsection that discusses the increase in authorized shares of common stock from 100 million to 480 million shares as a result of the reverse stock split and reincorporation. Provide another subsection that discusses the increase in authorized shares of preferred stock from five million to 20 million shares. In each subsection, provide the following:

- Disclose whether you have any current plans or proposals to issue any of the additional authorized shares of common or preferred stock. Disclose in detail the number of shares that the company will issue after the reverse split and the manner by which they will be issued (i.e., by conversion or otherwise).

- Disclose in a table the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. In another table, disclose the number of authorized but unissued shares, reserved shares and authorized but unreserved shares that will exist when the reverse stock split and reincorporation are consummated and taking into account the shares of common and preferred stock that will be issued in connection with the conversions of preferred stock and debt.

17.   We note your disclosure elsewhere in your information statement that, as a result of the reincorporation, exchange of the common stock, conversion of the Series A Preferred Stock, Series C Preferred Stock, 8% Senior Secured Notes and Promissory Notes, Arrayit will have outstanding approximately 47,637,860 shares of common stock and no shares of preferred stock outstanding. We are unable to reconcile such figure with the apparent 35 million issuable pursuant to conversion of the Series C Preferred, the 36,578,323 issuable pursuant to conversion of the Series A Preferred, the 5 million reserved for financing, the 1.1 million reserved for Cole Development, and an unknown additional number issuable upon financing activities and the conversion of notes or exercise of warrants and options. Please revise or advise.

Please file a revised preliminary information statement in response to our comments. You may wish to provide us with marked copies of your revised preliminary information statement to expedite our review. Please furnish a cover letter with your revised filing that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Robert L. Sonfield, Jr., Esq.
       Facsimile: (713) 877-8333